Exhibit 7.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges

for SEK excluding the S-system

on the Basis of IFRS

	Year end December 31,
(Skr millions, except for ratios)	2015	2014	2013

Fixed Charges:
Interest expenses	1,173	2,196	2,603
Earnings:

Net profit	1,187	1,260	1,090
Taxes	348	369	318
Fixed charges	1,173	2,196	2,603
	2,708	3,825	4,011
Ratio of earnings to fixed charges	2.31	1.74	1.54

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK.